SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934*

(Amendment No. 14)

Ambev S.A.

(Name of Issuer)

Ambev Inc.

(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 1 (one) Common Share,

without par value, evidenced by American Depositary Receipts

(Title of Class or securities)

02319V103

(CUSIP Number)

Mr. Roberto Moses Thompson Motta	George H. White
BRC S.à.R.L. 3, Boulevard Royal, L-2449 Luxembourg +352 26 89 01	Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN England +44 20 7959 8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

April 11, 2016

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 02319V103

1	Names of Reporting Persons: BRC S.à.R.L.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e):
6	Citizenship or Place of Organization: Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 11,283,145,506 Common Shares[1]
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 11,283,145,506 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,283,145,506 Common Shares[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 71.9%[1]
14	Type of Reporting Person (See Instructions): HC

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) (“Stichting”), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). In addition, Mr. Lemann, Mr. Telles and Mr. Sicupira are party to the Shareholders’ Voting Rights Agreement (as amended) pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the 2016 Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of April 18, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

BRC disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 02319V103

1	Names of Reporting Persons: Jorge Paulo Lemann
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e):
6	Citizenship or Place of Organization: Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 11,283,145,506 Common Shares[1]
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 11,283,145,506 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,283,145,506 Common Shares[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 71.9%[1]
14	Type of Reporting Person (See Instructions): IN

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). In addition, Mr. Lemann, Mr. Telles and Mr. Sicupira are party to the Shareholders’ Voting Rights Agreement (as amended) pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the 2016 Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of April 18, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 02319V103

1	Names of Reporting Persons: Carlos Alberto da Veiga Sicupira
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e):
6	Citizenship or Place of Organization: Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 11,283,145,506 Common Shares
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 11,283,145,506 Common Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,283,145,506 Common Shares[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 71.9%[1]
14	Type of Reporting Person (See Instructions): IN

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Viega Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). In addition, Mr. Lemann, Mr. Telles and Mr. Sicupira are party to the Shareholders’ Voting Rights Agreement (as amended) pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the 2016 Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of April 18, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 02319V103

1	Names of Reporting Persons: Marcel Herrmann Telles
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e):
6	Citizenship or Place of Organization: Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 11,283,145,506 Common Shares
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 11,283,145,506 Common Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,283,145,506 Common Shares[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
13	Percent of Class Represented by Amount in Row (11): 71.9%[1]
14	Type of Reporting Person (See Instructions): IN

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). In addition, Mr. Lemann, Mr. Telles and Mr. Sicupira are party to the Shareholders’ Voting Rights Agreement (as amended) pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the 2016 Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of April 18, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

Mr. Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 14 (“Amendment No. 14”) amends the Schedule 13D originally filed on September 1, 2004, Amendment No. 1 thereto filed on September 10, 2004, Amendment No. 2 thereto filed on October 13, 2004, Amendment No. 3 thereto filed on February 15, 2005, Amendment No. 4 thereto filed on March 1, 2005, Amendment No. 5 thereto filed on March 28, 2005, Amendment No. 6 thereto filed on April 6, 2005, Amendment No. 7 thereto filed on June 9, 2005, Amendment No. 8 thereto filed on April 26, 2006, Amendment No. 9 thereto filed on March 27, 2007, Amendment No. 10 thereto filed on February 6, 2009, Amendment No. 11 thereto filed on February 12, 2010, Amendment No. 12 thereto filed on December 30, 2014 and Amendment No. 13 thereto filed on March 9, 2016 on behalf of (i) BRC S.à.R.L. (formerly BRC S.A.), a company (société a responsabilité limité) incorporated under the laws of Luxembourg (“BRC”), (ii) Jorge Paulo Lemann, a Brazilian and Swiss citizen (“Mr. Lemann”), (iii) Carlos Alberto da Veiga Sicupira, a Brazilian citizen (“Mr. Sicupira”), and (iv) Marcel Hermann Telles, a Brazilian citizen (“Mr. Telles” and, together with BRC, Mr. Lemann and Mr. Sicupira, the “Reporting Persons”), relating to the common shares, without par value (the “Ambev Common Shares”), of Ambev S.A., a corporation incorporated under the laws of the Federative Republic of Brazil (formerly Companhia de Bebidas das Américas – Ambev or “Old Ambev”) (“Ambev”) (the Schedule 13D, as so amended, is referred to herein as the “Schedule 13D”). Ambev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 1 (one) Ambev Common Share. The American Depositary Shares are evidenced by American Depositary Receipts. The address of Ambev’s principal executive offices is Rua Dr. Renato Paes de Barros, 1017, 3rd Floor, 04530-000, São Paulo, SP, Brazil.

Amendments Nos. 1 through 11 can be located by reference to Old Ambev’s CIK number 0001113172 and SEC file number 005-50972.

Item 2.	Identity and Background.

This Item 2 is hereby amended and supplemented as follows:

The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of BRC and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annex A-1 to this Amendment No. 14.

Item 6.	Contracts, Arrangements, Understandings or Relationships with

This Item 6 is hereby amended and supplemented by inserting the following paragraphs at the end of this item, provided that the section headed “Recommended Acquisition of SABMiller plc by Anheuser-Busch InBev” that was added by Amendment No. 13 is hereby replaced with the following section:

Recommended Acquisition of SABMiller plc by Anheuser-Busch InBev

On November 11, 2015, the board of Anheuser-Busch InBev and the board of SABMiller plc announced that they had reached agreement on the terms of a recommended acquisition by Anheuser-Busch InBev of the entire issued and to be issued share capital of SABMiller plc. The transaction will be implemented by means of the acquisition of SABMiller plc by a Belgian company formed for the purposes of the transaction (“Newbelco”), followed by (i) the voluntary takeover bid to be launched by Anheuser-Busch InBev for the entire share capital of Newbelco and (ii) the subsequent reverse merger of Anheuser-Busch InBev into Newbelco, with Newbelco as the surviving entity and the new holding company for the combined group ((i) and (ii) jointly referred to as the “SABMiller Transaction”).

Upon completion of the SABMiller Transaction, the Stichting will be the largest shareholder of Newbelco. Ambrew and IIBV will be wholly-owned subsidiaries of Newbelco.

For the purposes of the remainder of this Item 6, all references to Anheuser-Busch InBev shall be deemed to refer, post-completion of the SABMiller Transaction, to Newbelco.

2016 Shareholders’ Agreement

On April 11, 2016, the Stichting, EPS, EPS Participations, BRC and Rayvax entered into an Amended and Restated New Shareholders’ Agreement (the “2016 Shareholders’ Agreement”) that amends the New Shareholders’ Agreement dated December 18, 2014 (the “2014 Shareholders’ Agreement”).

The 2016 Shareholders’ Agreement addresses, among other things, certain matters relating to the governance and management of both Anheuser-Busch InBev and the Stichting, as well as (i) the transfer of the Stichting certificates and (ii) the de-certification and re-certification process for the Anheuser-Busch InBev shares and the circumstances in which the Anheuser-Busch InBev shares held by the Stichting may be de-certified and/or pledged at the request of BRC, EPS or EPS Participations.

The 2016 Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Stichting certificates.

Pursuant to the terms of the 2016 Shareholders’ Agreement, BRC and EPS jointly and equally exercise control over the Stichting and the Anheuser-Busch InBev shares held by the Stichting. The Stichting is managed by an eight-member board of directors and each of BRC and EPS/EPS Participations have the right to appoint four directors to the Stichting board of directors. Subject to certain exceptions, at least seven of the eight Stichting directors must be present or represented in order to constitute a quorum of the Stichting board, and any action to be taken by the Stichting board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS/EPS Participations. Subject to certain exceptions, all decisions of the Stichting with respect to the Anheuser-Busch InBev shares it holds, including how such shares will be voted at Anheuser-Busch InBev’s shareholders’ meetings, will be made by the Stichting board of directors.

The 2016 Shareholders’ Agreement requires the Stichting board of directors to meet prior to each Anheuser-Busch InBev’s shareholders’ meeting to determine how the Anheuser-Busch InBev shares held by the Stichting are to be voted. In addition, if completion of the SABMiller Transaction occurs by December 31, 2017, then, following completion, prior to each meeting of the board of directors of Newbelco at which certain key matters are considered, the Stichting board of directors will meet to determine how the eight members of the board of directors of Newbelco nominated exclusively by BRC and EPS/EPS Participations should vote.

The 2016 Shareholders’ Agreement requires EPS, EPS Participations, BRC and Rayvax, as well as any holder of certificates issued by the Stichting, to vote their Anheuser-Busch InBev shares in the same manner as the Anheuser-Busch InBev shares held by the Stichting. The parties agree to effect any free transfers of their Anheuser-Busch InBev shares in an orderly manner of disposal that does not disrupt the market for Anheuser-Busch InBev shares and in accordance with any conditions established by Anheuser-Busch InBev to ensure such orderly disposal. In addition, under the 2016 Shareholders’ Agreement, EPS, EPS Participations and BRC agree not to acquire any shares of Ambev’s capital stock, subject to limited exceptions.

Pursuant to the 2016 Shareholders’ Agreement, prior to the completion of the SABMiller Transaction, the Stichting board of directors nominates and proposes to Anheuser-Busch InBev’s shareholders’ meeting eight candidates for appointment to Anheuser-Busch InBev’s Board of Directors, among which each of BRC and EPS/EPS Participations has the right to nominate four candidates. In addition, the Stichting board of directors proposes to Anheuser-Busch InBev’s shareholders’ meeting three to six candidates for appointment to Anheuser-Busch InBev’s Board who are independent of Anheuser-Busch InBev’s shareholders. This mechanism (which is provided under the 2014 Shareholders Agreement) shall remain applicable if the SABMiller Transaction does not complete by December 31, 2017.

Pursuant to the 2016 Shareholders’ Agreement, if completion of the SABMiller Transaction occurs by December 31, 2017, the Stichting board of directors will, following completion, propose to Newbelco’s shareholders’ meeting nine candidates for appointment to Newbelco’s Board of Directors (instead of eight candidates under the 2014 Shareholders’ Agreement), among which each of BRC and EPS/EPS Participations will have the right to nominate four candidates, and one candidate will be nominated by the Stichting board of directors. The chairman of Newbelco’s board of directors will be required not to be directly or indirectly related to EPS or BRC.

Subject to the completion of the SABMiller Transaction by December 31, 2017, the 2016 Shareholders’ Agreement will remain in effect for an initial term until August 27, 2034. If the SABMiller Transaction does not complete prior to December 31, 2017, the initial term of the 2016 Shareholders’ Agreement will remain August 27, 2024 (which is the initial term in effect under the 2014 Shareholders’ Agreement). In either case, the 2016 Shareholders’ Agreement will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2016 Shareholders’ Agreement notifies the other of its intention to terminate the 2016 Shareholders’ Agreement.

The 2016 Shareholders’ Agreement is attached to this Amendment No. 14 as Exhibit EE.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A.	Shareholders’ Agreement of Ambev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to Ambev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.	Shareholders’ Agreement of Ambev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to Ambev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.	Shareholders’ Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.	Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

E.	Incorporação Agreement dated March 3, 2004 among Ambev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

F.	Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G.	First Amendment to the Ambev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H.	Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I.	Amended and Restated InBev By-laws (English translation) (incorporated by reference to Exhibit I to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J.	Stichting By-laws (English translation) (incorporated by reference to Exhibit J to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

K.	Stichting Conditions of Administration (English translation) (incorporated by reference to Exhibit K to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

L.	Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit L to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M.	Press Release of InBev, dated September 2, 2004 (incorporated by reference to Exhibit M to Amendment No. 1 to Schedule 13D relating to Ambev, filed on September 10, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N.	Press Release of InBev, dated October 12, 2004 (incorporated by reference to Exhibit N to Amendment No. 2 to Schedule 13D relating to Ambev, filed on October 13, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O.	Invitation to Bid (‘Edital’) published by InBev on February 14, 2005 (incorporated by reference to Exhibit O to Amendment No. 3 to Schedule 13D relating to Ambev, filed on February 15, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

P.	Letter of Transmittal and cover letter, dated February 28, 2005 (incorporated by reference to Exhibit P to Amendment No. 4 to Schedule 13D relating to Ambev, filed on March 1, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Q.	Press Release of InBev, dated March 23, 2005 (incorporated by reference to Exhibit Q to Amendment No. 5 to Schedule 13D relating to Ambev, filed on March 28, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

R.	Press Release of InBev, dated March 31, 2005 (incorporated by reference to Exhibit R to Amendment No. 6 to Schedule 13D relating to Ambev, filed on March 31, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

S.	First Amendment to the Shareholders’ Voting Rights Agreement, dated as of March 23, 2007, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Inpar VOF, Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global and BRC as acknowledging parties (incorporated by reference to Exhibit S to Amendment No. 9 to Schedule 13D relating to Ambev, filed on March 27, 2007 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

T.	Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (incorporated by reference to Exhibit T to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

U.	First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (incorporated by reference to Exhibit U to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

V.	List of Old Ambev Common Shares acquired by the Fundação from December 9, 2008 through February 6, 2009 (incorporated by reference to Exhibit V to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

W.	Second Individual Investment Program of the Fundação (incorporated by reference to Exhibit W to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

X.	Amended and Restated Anheuser-Busch InBev Shareholders Agreement, dated September 9, 2009 (incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

Exhibit No.	Description

Y.	List of Old Ambev Common Shares acquired by the Fundação from November 27, 2009 through February 12, 2010 (incorporated by reference to Amendment No. 11 to the Schedule 13D related to Ambev filed on February 12, 2010 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Z.	List of Ambev Common Shares acquired by the Fundação from October 24, 2014 to December 24, 2014 (incorporated by reference to Exhibit Z to Amendment No. 12 to Schedule 13D relating to Ambev, filed on December 30, 2014 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

AA.	New Ambev Shareholders’ Agreement, dated April 16, 2013 (English language translation) (incorporated by reference to Exhibit 9.1 to Form F-4 filed by Old Ambev on July 8, 2013).

BB.	2014 Shareholders’ Agreement, dated December 18, 2014 (incorporated by reference to Exhibit BB to Amendment No. 12 to Schedule 13D relating to Ambev, filed on December 30, 2014 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

CC	Funds Voting Agreement, effective November 1, 2015 (Incorporated by reference to Amendment No. 13 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 9, 2015).

DD	Powers of Attorney (Incorporated by reference to Amendment No. 13 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 9, 2015).

EE	2016 Shareholders’ Agreement, dated April 11, 2016 (filed herewith).

ANNEX A-1

Directors of BRC1

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of Ambev Common Shares

Paulo Alberto Lemann	Brazil	Avenida Borges de Medeiros, 633 Sala 608—Leblon, Rio de Janeiro, Brazil	Director of Anheuser-Busch InBev	None

Carlos Alberto da Veiga Sicupira	Brazil	Via Maistra 36 CH—7500, St Moritz, Switzerland	Director Anheuser-Busch InBev	11,283,145,506

Marcel Herrmann Telles	Brazil	Via Mezdi 35, CH—7500, St Moritz, Switzerland.	Director of Anheuser-Busch InBev	11,283,145,506

Alexandre Behring	Brazil	600 Third Avenue, 37th Floor New York, NY 10016	Director of Anheuser-Busch InBev	None

Richard Brekelmans	Netherlands	6, rue Eugène Ruppert L-2453 Luxembourg, Grand Duchy of Luxembourg	Director of BRC	None

Michael Joseph Verhulst	Netherlands	6, rue Eugène Ruppert L-2453 Luxembourg, Grand Duchy of Luxembourg	Director of BRC	None

Jean-Pierre Winandy	Luxembourg	18-20, Rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg	Director of BRC	None

Elisa Mendes	Luxembourg	3 Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg	Director of BRC	None

[1]	BRC currently does not have any executive officers.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2016

BRC S.À.R.L.

by	*
Name: Carlos Alberto Da Veiga Sicupira
Title: Class A Director

by	*
Name: Alexandre Behring
Title: Class B Director

*By:	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2016

JORGE PAULO LEMANN

*
Name: Jorge Paulo Lemann

*By:	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2016

CARLOS ALBERTO DA VEIGA SICUPIRA

*
Name: Carlos Alberto Da Veiga Sicupira

*By:	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2016

MARCEL HERRMANN TELLES

*
Name: Marcel Herrmann Telles

*By:	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

A.	Shareholders’ Agreement of Ambev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to Ambev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.	Shareholders’ Agreement of Ambev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to Ambev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.	Shareholders’ Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.	Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

E.	Incorporação Agreement dated March 3, 2004 among Ambev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

F.	Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G.	First Amendment to the Ambev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H.	Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I.	Amended and Restated InBev By-laws (English translation) (incorporated by reference to Exhibit I to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J.	Stichting By-laws (English translation) (incorporated by reference to Exhibit J to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

K.	Stichting Conditions of Administration (English translation) (incorporated by reference to Exhibit K to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

L.	Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit L to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M.	Press Release of InBev, dated September 2, 2004 (incorporated by reference to Exhibit M to Amendment No. 1 to Schedule 13D relating to Ambev, filed on September 10, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N.	Press Release of InBev, dated October 12, 2004 (incorporated by reference to Exhibit N to Amendment No. 2 to Schedule 13D relating to Ambev, filed on October 13, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O.	Invitation to Bid (‘Edital’) published by InBev on February 14, 2005 (incorporated by reference to Exhibit O to Amendment No. 3 to Schedule 13D relating to Ambev, filed on February 15, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

P.	Letter of Transmittal and cover letter, dated February 28, 2005 (incorporated by reference to Exhibit P to Amendment No. 4 to Schedule 13D relating to Ambev, filed on March 1, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Q.	Press Release of InBev, dated March 23, 2005 (incorporated by reference to Exhibit Q to Amendment No. 5 to Schedule 13D relating to Ambev, filed on March 28, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

R.	Press Release of InBev, dated March 31, 2005 (incorporated by reference to Exhibit R to Amendment No. 6 to Schedule 13D relating to Ambev, filed on March 31, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

S.	First Amendment to the Shareholders’ Voting Rights Agreement, dated as of March 23, 2007, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Inpar VOF, Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global and BRC as acknowledging parties (incorporated by reference to Exhibit S to Amendment No. 9 to Schedule 13D relating to Ambev, filed on March 27, 2007 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

T.	Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (incorporated by reference to Exhibit T to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

U.	First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (incorporated by reference to Exhibit U to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

V.	List of Old Ambev Common Shares acquired by the Fundação from December 9, 2008 through February 6, 2009 (incorporated by reference to Exhibit V to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

W.	Second Individual Investment Program of the Fundação (incorporated by reference to Exhibit W to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

X.	Amended and Restated Anheuser-Busch InBev Shareholders Agreement, dated September 9, 2009 (incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

Y.	List of Old Ambev Common Shares acquired by the Fundação from November 27, 2009 through February 12, 2010 (incorporated by reference to Amendment No. 11 to the Schedule 13D related to Ambev filed on February 12, 2010 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Z.	List of Ambev Common Shares acquired by the Fundação from October 24, 2014 to December 24, 2014 (incorporated by reference to Exhibit Z to Amendment No. 12 to Schedule 13D relating to Ambev, filed on December 30, 2014 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

AA.	New Ambev Shareholders’ Agreement, dated April 16, 2013 (English language translation) (incorporated by reference to Exhibit 9.1 to Form F-4 filed by Old Ambev on July 8, 2013).

BB.	2014 Shareholders’ Agreement, dated December 18, 2014 (incorporated by reference to Exhibit BB to Amendment No. 12 to Schedule 13D relating to Ambev, filed on December 30, 2014 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

CC	Funds Voting Agreement, effective November 1, 2015 (Incorporated by reference to Amendment No. 13 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 9, 2015).

DD	Powers of Attorney (Incorporated by reference to Amendment No. 13 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 9, 2015).

EE	2016 Shareholders’ Agreement, dated April 11, 2016 (filed herewith).